                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------


                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                             COMMISSION FILE NUMBER
                                     1-9654


                                 OHM Corporation
              (Issuer of the Securities held pursuant to the Plan)


                     OHM Corporation Retirement Savings Plan
                              (Full Title of Plan)


16406 U.S. ROUTE 224 EAST, FINDLAY, OH                                45840
(Address of principal executive offices)                           (Zip Code)

                                 (419) 423-3529
              (Registrant's telephone number, including area code)

(Mark One):

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1933 (FEE REQUIRED)
   X              For the fiscal year ended December 31, 1997
 ------

                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                  For the transition period from ________ to _________
 ------

                              REQUIRED INFORMATION

The following financial statements for the OHM Corporation Retirement Savings Plan are being filed herewith:

Description                                                                                  Page No.
-----------                                                                                  --------

Audited Financial Statements:
-----------------------------

Report of Independent Auditors................................................................Page 1

Statements of Net Assets Available for Plan Benefits..........................................Page 2

Statements of Changes in Net Assets Available for Plan Benefits...............................Page 4

Notes to Financial Statements.................................................................Page 6

Schedules
---------

Assets Held for Investment....................................................................Page 11

Transactions or Series of Transactions in Excess of 5% of the
   Current Value of Plan Assets...............................................................Page 12



The following exhibit will be filed herewith:

Exhibit No.                                     Description                                  Page No.
-----------                                     -----------                                  --------

    1                                 Consent of Independent Auditors                         Page 15

                         Report of Independent Auditors


Board of Directors
OHM Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits with Fund Information of OHM Corporation Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits with Fund Information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997 and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Columbus, Ohio
May 29, 1998

                                                ERNST & YOUNG LLP

                     OHM Corporation Retirement Savings Plan

   Statements of Net Assets Available for Plan Benefits with Fund Information

                                December 31, 1997


                                               OHM             (NCB)           (NCB)                            (NCB)
                                             Employer          Stable        Aggressive         (NCB)           Equity
                                              Stock            Value          Growth            Balance          Index
                                              Fund             Fund            Fund              Fund            Fund
                                          ------------------------------------------------------------------------------------
ASSETS
Investments:
    OHM Common Stock                      $  5,615,681      $         -     $          -      $         -      $         -
    LaSalle Income Plus Fund                         -        6,841,990                -                -                -
    Putnam Voyager Fund                              -                -       13,413,027                -                -
    AIM Balanced Fund                                -                -                -        6,955,137                -
    S&P 500 Flagship Fund                            -                -                -                -       13,223,860
    MFS Value Fund                                   -                -                -                -                -
    IVY International Fund                           -                -                -                -                -
    Loans to participants                            -                -                -                -                -
                                          ------------------------------------------------------------------------------------
Total investments                            5,615,681        6,841,990       13,413,027        6,955,137       13,223,860

Receivables:
    Contribution/interest receivable           228,373          131,749          220,822          101,251          195,478
    Due from (to) other funds                 (119,529)           4,987          (74,132)         (10,472)              38
                                          ------------------------------------------------------------------------------------
Total receivables                              108,844          136,736          146,690           90,779          195,516
                                          ------------------------------------------------------------------------------------
Total assets                                 5,724,525        6,978,726       13,559,717        7,045,916       13,419,376

Distribution/refunds payable                   (38,866)        (236,026)        (120,396)         (71,370)         (97,529)
Other liabilities                              (36,084)               -                -                -                -
                                          ------------------------------------------------------------------------------------
Total liabilities                              (74,950)        (236,026)        (120,396)         (71,370)         (97,529)
                                          ------------------------------------------------------------------------------------
Net assets available for plan benefits    $  5,649,575     $  6,742,700     $ 13,439,321     $  6,974,546     $ 13,321,847
                                          ====================================================================================


                                            (NCB)            (NCB)
                                            Value        International        Loan
                                            Fund             Fund             Fund             Total
                                       -----------------------------------------------------------------
ASSETS
Investments:
    OHM Common Stock                      $        -     $          -    $           -     $  5,615,681
    LaSalle Income Plus Fund                       -                -                -        6,841,990
    Putnam Voyager Fund                            -                -                -       13,413,027
    AIM Balanced Fund                              -                -                -        6,955,137
    S&P 500 Flagship Fund                          -                -                -       13,223,860
    MFS Value Fund                         1,003,196                -                -        1,003,196
    IVY International Fund                         -          579,150                -          579,150
    Loans to participants                          -                -        3,369,454        3,369,454
                                       -----------------------------------------------------------------
Total investments                          1,003,196          579,150        3,369,454       51,001,495

Receivables:
    Contribution/interest receivable         137,694           16,955         (137,851)         894,471
    Due from (to) other funds                 52,583           (1,875)         148,400                -
                                       -----------------------------------------------------------------
Total receivables                            190,277           15,080           10,549          894,471
                                       -----------------------------------------------------------------
Total assets                               1,193,473          594,230        3,380,003       51,895,966

Distribution/refunds payable                     (65)            (284)         (62,388)        (626,924)
Other liabilities                                  -                -                -          (36,084)
                                       -----------------------------------------------------------------
Total liabilities                                (65)            (284)         (62,388)        (663,008)
                                       -----------------------------------------------------------------
Net assets available for plan benefits  $  1,193,408     $    593,946     $  3,317,615     $ 51,232,958
                                       =================================================================

See accompanying notes.

                     OHM Corporation Retirement Savings Plan

   Statements of Net Assets Available for Plan Benefits with Fund Information

                                December 31, 1996


                                              OHM           (NCB)           (NCB)                            (NCB)
                                            Employer        Stable        Aggressive         (NCB)           Equity
                                             Stock          Value           Growth           Balance         Index
                                              Fund           Fund            Fund             Fund            Fund
                                          -------------------------------------------------------------------------------
Assets
Investments:
    Armada Money Market Portfolio         $     4,219     $     5,000     $      5,000     $     5,000     $     5,000
    OHM Common Stock                        5,960,271               -                -               -               -
    LaSalle Income Plus Fund                        -       7,157,086                -               -               -
    Putnam Voyager Fund                             -               -       11,711,236               -               -
    Fidelity Balanced Fund                          -               -                -       5,045,821               -
    S&P 500 Flagship Fund                           -               -                -               -       7,967,916
    Loans to participants                           -               -                -               -               -
                                          -------------------------------------------------------------------------------
Total investments                           5,964,490       7,162,086       11,716,236       5,050,821       7,972,916

Receivables:
    Contribution/interest receivable          281,443         165,088          223,627          78,868         115,589
    Due from (to) other funds                (122,235)        (87,473)          61,381         (14,015)         (9,958)
                                          -------------------------------------------------------------------------------
Total receivables                             159,208          77,615          285,008          64,853         105,631
                                          -------------------------------------------------------------------------------
Total assets                                6,123,698       7,239,701       12,001,244       5,115,674       8,078,547

Distribution/refunds payable                  (33,808)        (28,507)         (26,530)        (31,116)        (19,300)
Other liabilities                             (17,055)         (7,245)          (3,315)           (674)         (2,089)
                                          -------------------------------------------------------------------------------
Total liabilities                             (50,863)        (35,752)         (29,845)        (31,790)        (21,389)
                                          -------------------------------------------------------------------------------
Net assets available for plan benefits    $ 6,072,835     $ 7,203,949     $ 11,971,399     $ 5,083,884     $ 8,057,158
                                          ===============================================================================

                                              Loan
                                               Fund            Total
                                         -------------------------------
Assets
Investments:
    Armada Money Market Portfolio          $         -     $     24,219
    OHM Common Stock                                 -        5,960,271
    LaSalle Income Plus Fund                         -        7,157,086
    Putnam Voyager Fund                              -       11,711,236
    Fidelity Balanced Fund                           -        5,045,821
    S&P 500 Flagship Fund                            -        7,967,916
    Loans to participants                    2,865,026        2,865,026
                                         -------------------------------
Total investments                            2,865,026       40,731,575

Receivables:
    Contribution/interest receivable                 -          864,615
    Due from (to) other funds                  172,300                -
                                         -------------------------------
Total receivables                              172,300          864,615
                                         -------------------------------
Total assets                                 3,037,326       41,596,190

Distribution/refunds payable                   (30,737)        (169,998)
Other liabilities                                    -          (30,378)
                                         -------------------------------
Total liabilities                              (30,737)        (200,376)
                                         -------------------------------
Net assets available for plan benefits     $ 3,006,589     $ 41,395,814
                                         ===============================




See accompanying notes.

                     OHM Corporation Retirement Savings Plan

                Statements of Changes in Net Assets Available for
                      Plan Benefits with Fund Information

                          Year ended December 31, 1997


                                                      OHM            (NCB)            (NCB)                           (NCB)
                                                    Employer        Stable         Aggressive         (NCB)           Equity
                                                      Stock          Value           Growth          Balance          Index
                                                      Fund           Fund             Fund            Fund            Fund
                                                  -------------------------------------------------------------------------------
Additions
Investment income                                 $     1,461     $   429,764     $  1,325,787     $ 1,383,515     $    933,726
Employee contributions                                516,344         874,182        2,281,123         848,669        1,542,263
Employer contributions                              2,624,228               -                -               -                -
Rollover                                                6,886          68,540          161,705         140,119          182,088
                                                  -------------------------------------------------------------------------------
Total additions                                     3,148,919       1,372,486        3,768,615       2,372,303        2,658,077

Deduction-benefits/distributions paid to
    plan participants and beneficiaries              (821,593)     (1,444,281)      (1,883,358)       (543,365)      (1,305,677)

Other:
    Net unrealized appreciation/(depreciation)
      of investments                                 (365,102)       (293,503)       1,535,019        (343,106)       2,017,987
    Transfers in (out)                             (2,385,484)        (95,951)      (1,952,354)        404,830        1,894,302
                                                  -------------------------------------------------------------------------------
    Net increase (decrease) in
      deduction and other                          (3,572,179)     (1,833,735)      (2,300,693)       (481,641)       2,606,612
                                                  -------------------------------------------------------------------------------
    Change in net assets available
      for plan benefits                              (423,260)       (461,249)       1,467,922       1,890,662        5,264,689

Net assets available at December 31,
 1996                                               6,072,835       7,203,949       11,971,399       5,083,884        8,057,158
                                                  -------------------------------------------------------------------------------

Net assets available at December 31,
 1997                                             $ 5,649,575     $ 6,742,700     $ 13,439,321     $ 6,974,546     $ 13,321,847
                                                  ===============================================================================



                                                     (NCB)          (NCB)
                                                     Value       International      Loan
                                                      Fund           Fund           Fund             Total
                                                -------------------------------------------------------------
Additions
Investment income                                  $   116,509     $   8,934     $    24,688     $  4,224,384
Employee contributions                                  60,968        53,587               -        6,177,136
Employer contributions                                       -             -               -        2,624,228
Rollover                                                   677         3,014               -          563,029
                                                -------------------------------------------------------------
Total additions                                        178,154        65,535          24,688       13,588,777

Deduction-benefits/distributions paid to
    plan participants and beneficiaries                 (6,512)      (16,525)       (197,306)      (6,218,617)

Other:
    Net unrealized appreciation/(depreciation)
      of investments                                   (52,067)      (32,244)              -        2,466,984
    Transfers in (out)                               1,073,833       577,180         483,644                -
                                                -------------------------------------------------------------
    Net increase (decrease) in
      deduction and other                            1,015,254       528,411         286,338       (3,751,633)
                                                -------------------------------------------------------------
    Change in net assets available
      for plan benefits                              1,193,408       593,946         311,026        9,837,144

Net assets available at December 31,
 1996                                                        -             -       3,006,589       41,395,814
                                                -------------------------------------------------------------

Net assets available at December 31,
 1997                                              $ 1,193,408     $ 593,946     $ 3,317,615     $ 51,232,958
                                                =============================================================


See accompanying notes.

                     OHM Corporation Retirement Savings Plan

                Statements of Changes in Net Assets Available for
                      Plan Benefits with Fund Information

                          Year ended December 31, 1996


                                                OHM           (NCB)             (NCB)                           (NCB)
                                              Employer        Stable          Aggressive       (NCB)            Equity
                                               Stock           Value           Growth         Balance           Index
                                                Fund           Fund             Fund            Fund             Fund
                                            -------------------------------------------------------------------------------
Additions
Investment income                           $     4,325     $   422,625     $    876,947     $   286,006     $   529,527
Employee contributions                          622,803       1,123,010        2,253,204         965,476       1,206,741
Employer contributions                        2,792,499               -                -               -               -
Rollover                                         42,337         187,219          281,366         139,736         170,934
                                            -------------------------------------------------------------------------------
Total additions                               3,461,964       1,732,854        3,411,517       1,391,218       1,907,202

Deduction-benefits/distributions paid to
   plan participants and beneficiaries         (264,334)       (752,261)      (1,023,471)       (470,608)       (706,237)

Other:
   Net unrealized appreciation
      of investments                            647,767               -          259,925         116,151         864,801
   Transfers in (out)                          (588,237)       (472,044)         867,963      (1,144,867)        465,677
                                            -------------------------------------------------------------------------------
   Net increase (decrease) in
      deduction and other                      (204,804)     (1,224,305)         104,417      (1,499,324)        624,241
                                            -------------------------------------------------------------------------------
   Change in net assets available
      for plan benefits                       3,257,160         508,549        3,515,934        (108,106)      2,531,443

Net assets available at December 31,
   1995                                       2,815,675       6,695,400        8,455,465       5,191,990       5,525,715
                                            -------------------------------------------------------------------------------

Net assets available at December 31,
   1996                                     $ 6,072,835     $ 7,203,949     $ 11,971,399     $ 5,083,884     $ 8,057,158
                                            ===============================================================================



                                               Loan
                                               Fund             Total
                                          ------------------------------
Additions
Investment income                           $    78,339     $  2,197,769
Employee contributions                                -        6,171,234
Employer contributions                                -        2,792,499
Rollover                                              -          821,592
                                          ------------------------------
Total additions                                  78,339       11,983,094

Deduction-benefits/distributions paid to
   plan participants and beneficiaries          (12,770)      (3,229,681)

Other:
   Net unrealized appreciation
      of investments                                  -        1,888,644
   Transfers in (out)                           871,508                -
                                          ------------------------------
   Net increase (decrease) in
      deduction and other                       858,738       (1,341,037)
                                          ------------------------------
   Change in net assets available
      for plan benefits                         937,077       10,642,057

Net assets available at December 31,
   1995                                       2,069,512       30,753,757
                                          ------------------------------

Net assets available at December 31,
   1996                                     $ 3,006,589     $ 41,395,814
                                          ==============================




See accompanying notes.

                     OHM Corporation Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

INVESTMENTS

National City Bank (the Trustee) serves as the Trustee for the OHM Retirement Savings Plan (the Plan). The Trustee holds, manages, values, invests, reinvests, accounts for and otherwise deals with each investment fund separately. The current value of the bank administered trustee funds is obtained from the Trustee of the funds and is based on published market prices at the statement date. Realized gains or losses on the sale of investments are the difference between the proceeds received and the specific cost of investment sold. The change in the difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as net unrealized appreciation (depreciation) in the fair value of investments.

OHM Corporation stock held is valued at the quoted market price at the close of the last business day for that period.

OPERATING EXPENSES

All administrative expenses of the Plan and all fees and retainers of the Plan's Trustee, administrator, auditors, and counsel are paid by OHM Corporation (the Company).

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     OHM Corporation Retirement Savings Plan

2. DESCRIPTION OF PLAN

The Plan is a defined contribution plan covering all full-time employees of the Company who were employed by OHM Corporation and its subsidiaries on the effective date, November 16, 1988. Each employee who is not a participant as of the effective date will be eligible to become a participant on the first day of each January, April, July and October subsequent to one year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan maintains separate accounts for each participant, which are credited with the participant's voluntary contributions and an allocation of (a) Company contributions, (b) plan earnings, and (c) forfeitures of non-vested terminated participants' accounts. Under the Plan, each participant may direct their contributions and allocations between the OHM Employer Stock Fund, Stable Value Fund, Aggressive Growth Fund, Balanced Fund, Equity Index Fund, Value Fund or International Fund.

Effective April 1, 1990, as amended July 1, 1995, the Company matches 100 percent on the first 2 percent and 50 percent on the next 4 percent of a participant's compensation that such participant contributed as before-tax contribution. Beginning June 1995, all Company matches are made in OHM Corporation common stock.

In addition, the Company, at its discretion, may make profit sharing contributions to the Plan for its participants each plan year. Profit sharing contributions will be allocated to the accounts of each participant in the ratio that the compensation of each such participant for the plan year bears to the total compensation of all such participants for the plan year. The Company made no profit sharing contributions during the years ended December 31, 1997 and 1996, respectively.

An employee may make voluntary contributions to the Plan by payroll deduction, or by lump sum deposit for rollovers. Employee contributions may not exceed 15 percent of the employee's pre-tax compensation and/or post-tax compensation subject to IRS guidelines. Voluntary contributions shall be at all times non-forfeitable.

                     OHM Corporation Retirement Savings Plan

2. DESCRIPTION OF PLAN (CONTINUED)

Under the terms of the Plan, a participant is eligible for normal retirement upon attainment of age 65, or upon suffering total and permanent disability. Upon retirement, disability, or death before retirement or disability, the amount credited to the participant's account, plus any amounts of additional credit as finally determined at the next valuation date, will be distributed to the participant.

In the event of the termination of employment of a participant prior to his normal retirement date, the participant will receive the non-forfeitable interest in his participant account based on a vesting schedule specified in the Plan and all of his voluntary contributions account. A participant becomes 100 percent vested after two years of credited service.

Employees working past their normal retirement date are eligible for continued participation until their retirement date.

The Plan provides for distribution of a participant's account in the form of a "Life Annuity", "Qualified Joint and Survivor Annuity" or other methods of payment as described in the Plan.

Participants with prior approval of the Plan Committee are allowed to borrow against the vested portion of their account and such loans shall bear interest at a rate established at the date of the loan. Generally, the period of repayment for any loan cannot exceed five years.

In the event that the Plan is terminated, any account balance a participant may have accumulated up to that time will become fully vested and non-forfeitable.

                     OHM Corporation Retirement Savings Plan

3. INVESTMENTS

During the year ended December 31, 1997 and 1996, the Plan's investments appreciated (depreciated) in fair value by $2,466,984 and $1,888,644, respectively, as follows:

                                                               NET APPRECIATION
                                                                (DEPRECIATION)           FAIR VALUE
                                                                 IN FAIR VALUE             AT END
                                                                  DURING YEAR             OF YEAR
                                                          ----------------------------------------------
Plan year ended December 31, 1997:

Investment deposits under trustee National City
   Bank:
     Invested in OHM Common Stock*                                $  (365,102)           $ 5,615,681
     Invested in LaSalle Income Plus Fund                            (293,503)             6,841,990
     Invested in Putnam Voyager Fund                                1,535,019             13,413,027
     Invested in AIM Balanced Fund                                   (343,106)             6,955,137
     Investment in S&P 500 Flagship Fund                            2,017,987             13,223,860
     Investment in MFS Value Fund                                     (52,067)             1,003,196
     Investment in IVY International Fund                             (32,244)               579,150
 Loans to participants                                                     --              3,369,454
                                                          ----------------------------------------------
                                                                   $2,466,984            $51,001,495
                                                          ==============================================

Plan year ended December 31, 1996:

Investment deposits under trustee National City
   Bank:
     Invested in Armada Money Market Portfolio
       (net of overdrafts)                                         $       --            $    24,219
     Invested in OHM Common Stock*                                    647,767              5,960,271
     Invested in LaSalle Income Plus Fund                                  --              7,157,086
     Invested in Putnam Voyager Fund                                  259,925             11,711,236
     Invested in Fidelity Balanced Fund                               116,151              5,045,821
     Investment in S&P 500 Flagship Fund                              864,801              7,967,916
Loans to participants                                                      --              2,865,026
                                                          ----------------------------------------------
                                                                   $1,888,644            $40,731,575
                                                          ==============================================

*Indicates party-in-interest to the Plan.

                     OHM Corporation Retirement Savings Plan

4. FEDERAL INCOME TAXES

The Internal Revenue Service has ruled on December 20, 1994 that the Plan qualifies under section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once, qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occured that might adversely affect the Plan's qualification.

5. ACQUISITION

On May 30, 1995, the Company completed the acquisition of substantially all of the assets and certain liabilities of the hazardous and nuclear waste remediation services business units of Rust International Inc. (Rust). As a result of the acquisition, former employees of Rust became eligible to rollover vested benefits from the Rust Employee Benefit Plans into the OHM Retirement Savings Plan and became participants in the Plan.

6. SUBSEQUENT EVENT

The Company, the plan sponsor, was purchased by IT Corporation on June 11, 1998.

7.    YEAR 2000 ISSUE ( UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the Year 2000 and is in the process of converting critical data processing systems. The Company has also determined that its third party service provides have reasonable plans in place to become Year 2000 compliant. The Company does not expect the Year 2000 issue to have a significant effect on plan operations.

                     OHM Corporation Retirement Savings Plan

                           Assets Held for Investment

                                December 31, 1997


                                   DESCRIPTION OF INVESTMENT
                                    INCLUDING MATURITY DATE,
                                      RATE OF INTEREST AND                                          CURRENT
       IDENTITY OF ISSUER            PAR OR MATURITY VALUE                           COST            VALUE
-------------------------------------------------------------------------------------------------------------
OHM Corporation                          Common Stock                             $6,229,712       5,615,681

LaSalle Income Plus Fund                 Mutual Fund                               6,841,990       6,841,990

Putnam Voyager Fund                      Mutual Fund                               9,823,078      13,413,027

AIM Balanced Fund                        Mutual Fund                               6,577,983       6,955,137

S&P 500 Flagship Fund                    Mutual Fund                              10,037,292      13,223,860

MFS Value Fund                           Mutual Fund                               1,055,276       1,003,196

IVY International Fund                   Mutual Fund                                 611,402         579,150

Loan Fund                                Due dates vary, interest is
                                         charged at 7% to 11%                              -       3,369,454

                     OHM Corporation Retirement Savings Plan

                Transactions or Series of Transactions in Excess of 5 Percent of the Current Value of Plan Assets

                          Year ended December 31, 1997


                                                                                                           CURRENT
                                 DESCRIPTION OF INVESTMENT                                                 VALUE OF
                                 INCLUDING MATURITY DATE,                                                  ASSET ON         NET
                                   RATE OF INTEREST AND       PURCHASE         SELLING        COST OF     TRANSACTION      GAIN
        IDENTITY OF ISSUER        PAR OR MATURITY VALUE        PRICE            PRICE          ASSET         DATE         (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (i)--A SINGLE TRANSACTION IN
    EXCESS OF 5 PERCENT OF PLAN ASSETS

Armada Money Market                   Mutual Fund
    Portfolio                           1 purchase           $ 6,361,503   $        -    $ 6,361,503   $ 6,361,503      $      -
                                        1 sale                         -    6,361,362      6,361,362     6,361,362             -

AIM Balanced Fund                     Mutual Fund
                                        1 purchase             6,350,623            -      6,350,623     6,350,623             -

Fidelity Balanced Fund                Mutual Fund
                                        1 sale                         -    6,350,623      5,386,831     6,350,623       963,792

                     OHM Corporation Retirement Savings Plan

                Transactions or Series of Transactions in Excess of 5 Percent of the Current Value of Plan Assets (continued)




                                                                                                             CURRENT
                                    DESCRIPTION OF INVESTMENT                                                VALUE OF
                                     INCLUDING MATURITY DATE,                                                ASSET ON       NET
                                      RATE OF INTEREST AND       PURCHASE       SELLING       COST OF      TRANSACTION     GAIN
       IDENTITY OF ISSUER             PAR OR MATURITY VALUE        PRICE         PRICE         ASSET          DATE        (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--A SERIES OF TRANSACTIONS IN
  EXCESS OF 5 PERCENT OF PLAN ASSETS

AIM Balanced Fund                   Mutual Fund
                                      15 purchases              $ 7,300,507    $        -   $ 7,300,507    $ 7,300,507  $        -
                                      10 sales                            -       756,731       722,524        756,731      34,207

Fidelity Balanced Fund              Mutual Fund
                                      12 purchases                1,140,864             -     1,140,864      1,140,864           -
                                      9 sales                             -     6,772,364     5,762,276      6,772,364   1,010,088

LaSalle Income Plus Fund            Mutual Fund
                                      25 purchases                1,246,533             -     1,246,533      1,246,533           -
                                      24 sales                            -     1,539,654     1,539,654      1,539,654           -

Putnam Voyager Fund                 Mutual Fund
                                      24 purchases                2,034,125             -     2,034,125      2,034,125           -
                                      10 sales                            -     2,347,844     1,824,589      2,347,844     523,255

                     OHM Corporation Retirement Savings Plan

                Transactions or Series of Transactions in Excess of 5 Percent of the Current Value of Plan Assets (continued)




                                                                                                             CURRENT
                                DESCRIPTION OF INVESTMENT                                                    VALUE OF
                                INCLUDING MATURITY DATE,                                                     ASSET ON        NET
                                  RATE OF INTEREST AND      PURCHASE           SELLING        COST OF       TRANSACTION     GAIN
       IDENTITY OF ISSUER         PAR OR MATURITY VALUE       PRICE             PRICE          ASSET           DATE        (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
OHM Stock Fund                   Mutual Fund
                                   6 purchases                107,088                 -        107,088         107,088           -
                                   30 sales                         -         2,409,115      2,540,310       2,409,115    (131,195)

S&P 500 Flagship Fund            Mutual Fund
                                   23 purchases             3,485,921                 -      3,485,921       3,485,921           -
                                   12 sales                         -         1,083,208        823,649       1,083,208     259,559

Armada Money Market Fund         Mutual Fund
      Portfolio                    373 purchases           23,065,519                 -     23,065,519      23,065,519           -
                                   250 sales                        -        23,070,781     23,070,781      23,070,781           -


There were no category (ii) or (iv) reportable transactions during 1997.

SIGNATURE

         Pursuant to the requirements of the Securities Act of 1934, the Plan Committee members have duly caused this annual report to be signed and undersigned thereunto duly authorized.

                                                     OHM CORPORATION
                                                     RETIREMENT SAVINGS PLAN


Date:     June 26, 1998                     By:      /s/ David L. Hill
                                                     -----------------
                                                     David L. Hill
                                                     Vice President, Controller